UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

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For the month of October 2008

Commission File Number: 001-15248

VEOLIA ENVIRONNEMENT

(Exact name of registrant as specified in its charter)

36-38, avenue Kléber

75116 Paris, France

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

Paris, October 19, 2008

Press release

Veolia Environnement will hold an “Investor Day” on October 22, 2008. At this meeting, the company will provide an overview of its outlook for the full-year 2008 within the context of the financial crisis and global economic slowdown.

In the Waste management business, Veolia Environnement has experienced a clear slowdown in business activity since the beginning of the summer. The effects of the economic slowdown (decline in tonnages both collected and treated) and the decrease in raw material pricing (paper, metals) have been particularly felt in the French and German business activities. In addition, certain elements have also weighed upon this year’s profitability: Temporary shutdown and delay of certain incineration installations in Italy, and the implementation costs for the restructuring plan and the closure of a waste disposal facility in Germany.

In the Water business, the volumes of water sold in Europe over the course of the summer were below the 2007 levels. Additionally, in certain countries, expected tariff increases have been delayed.

Overall, Veolia Environnement expects 2008 operating cash flow to be between EUR 4,100 million and EUR 4,200 million, or approximately the same level as the operating cash flow generated in 2007, which totalled EUR 4,163 million(1).

The implementation of the plan to control investments and an asset disposal program announced on August 7th of this year are now underway and have begun to produce an impact. They are expected to result in an amount of total investments, net of disposals, on the order of EUR 4 billion in 2008 as compared with EUR 6.1 billion in 2007. The company also underscores its solid financial stability characterized by a strong liquidity position, the absence of any significant bond maturities prior to 2012 and an average debt maturity of more than 9 years. The cost of borrowing in 2008 is expected to be in the range of 5.7% to 5.8%.

(1)	Operating cash flow from continuing operations (operating cash flow of €4,178 million less €15 million from discontinued operations).

For 2009, Veolia Environnement confirms its objectives to generate cost savings of EUR 400 million over 2 years, of which EUR 180 million in cost savings is expected in 2009. The achievement of this plan will be reinforced by the following:

-	Improvement in the profitability of the recently acquired companies
-	Implementation of an investment reduction plan
-	Increase in the asset disposal program

Taking into account these actions, the company expects to generate positive free cash flow (1) in 2009.

(1)	Net of all investments and disposals

Important Disclaimer

Veolia Environnement is a corporation listed on the NYSE and Euronext Paris. This press release contains “forward-looking statements” within the meaning of the provisions of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements are not guarantees of future performance. Actual results may differ materially from the forward-looking statements as a result of a number of risks and uncertainties, many of which are outside our control, including but not limited to: the risk of suffering reduced profits or losses as a result of intense competition, the risk that changes in energy prices and taxes may reduce Veolia Environnement’s profits, the risk that governmental authorities could terminate or modify some of Veolia Environnement’s contracts, the risk that acquisitions may not provide the benefits that Veolia Environnement hopes to achieve, the risk that Veolia Environnement’s compliance with environmental laws may become more costly in the future, the risk that currency exchange rate fluctuations may negatively affect Veolia Environnement’s financial results and the price of its shares, the risk that Veolia Environnement may incur environmental liability in connection with its past, present and future operations, as well as the risks described in the documents Veolia Environnement has filed with the U.S. Securities and Exchange Commission. Veolia Environnement does not undertake, nor does it have, any obligation to provide updates or to revise any forward-looking statements. Investors and security holders may obtain a free copy of documents filed by Veolia Environnement with the U.S. Securities and Exchange Commission from Veolia Environnement.

Analyst and institutional investor contact: Nathalie Pinon +33 1 71 75 01 67

US Investors contact Brian Sullivan – Tel +1 312 552 2847

Press release also available on our web site: http://www.veolia-finance.com

A conference call on October 20, 2008 at 8.30 AM (CET)

To access the call, please dial

+33 (0)1 72 26 01 65

or

+ 44 (0)161 601 8920

A replay of the call will be available from October 20 through November 24th, 2008

N° - France	+33 (0)1 72 28 01 49
N° - UK	+44 (0)207 075 3214
N° - USA	+1 866 828 2261

(233094#)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: October 20, 2008

VEOLIA ENVIRONNEMENT
By:	/s/ Alain Tchernonog
Name: Alain Tchernonog
Title: General Secretary